UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

(Commission File No. 001-36221)

Kofax Limited

(Translation of registrant’s name into English)

Kofax Limited

15211 Laguna Canyon Road

Irvine, CA 92618-3146

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):   ☐

Other Events

On May 2, 2014 Kofax Limited issued a press release announcing that it was notified by Non-executive Director, Chris Conway, in accordance with DTR 3.1.2, that on that on May 1, 2014, he acquired 10,000 Kofax common shares at a price of 453 pence.

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KOFAX LIMITED
(Registrant)

By:	/s/ James Arnold, Jr.
Name:	James Arnold, Jr.
Title:	Chief Financial Officer

Date: May 2, 2014

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release